June 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jeanne Bennett
Mr. Brian Cascio Ms. Jane Park Ms. Loan Lauren Nguyen

Re:	Digital Transformation Opportunities Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed June 15, 2023 File No. 333-271482

Ladies and Gentlemen:

On behalf of our client, Digital Transformation Opportunities Corp. (the “Company” or “DTOC”), we are submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), conveyed by the Staff’s letter dated June 23, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing its second amendment to the Registration Statement (“Amendment No. 2”) via EDGAR.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 2.

Risk Factors, page 65

1.	We note the discussion of the material weaknesses that resulted in revisions to your financial statements and that these could result in further misstatements of the account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. We also note that AON is planning to remediate these material weaknesses. Please revise to disclose your specific remediation plans

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 69-70 of Amendment No. 2 in response to the Staff’s comment.

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June 28, 2023

Security Ownership of Certain Beneficial Owners and Management, page 180

2.	Please revise to identify the natural persons who are the beneficial owners of the shares held by AEA Growth Management L.P., as well as the address of each such natural person.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 195 and 196 of Amendment No. 2 in response to the Staff’s comment.

Exhibits

3.	We note your disclosure in the footnotes to the exhibit index that certain exhibits and schedules for Exhibits 2.1, 2.2, 2.3, 2.4, 10.13 and 10.14 have been omitted in accordance with Regulation S-K Item 601. If you intend to redact information pursuant to Item 601(b)(2) and/or Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as confidential. Please also include a similar statement at the top of the first page of each redacted exhibit and include brackets indicating where the information is omitted from the filed version of each exhibit. Refer to Item 601(b)(2)(ii) and 601(b)(10)(iv) of Regulation S-K..

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the footnotes to the exhibit index and added disclosures to relevant exhibits and schedules for Exhibits 2.1, 2.2, 2.3, 2.4, 10.13 and 10.14 of Amendment No. 2 in response to the Staff’s comment.

June 28, 2023

General

4.	We understand that Barclays, the underwriter in your SPAC IPO, has waived its deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Barclays. Please also describe what relationship existed between Barclays and DTOC after the close of the IPO, including any financial or merger-related advisory services conducted by Barclays.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have revised the disclosure on pages 2, 23, 58, 107, 147, 218 and F-46 of Amendment No. 2 to disclose that Barclays Capital Inc. (“Barclays”) gratuitously waived its deferred underwriting fee. Barclays did not provide a reason for waiving its deferred underwriting fee. Further, no relationship existed between the Company and Barclays following the Company’s IPO, and Barclays had no role and did not participate in any aspect of the proposed business combination.

5.	Tell us whether Barclays was involved in the preparation of any disclosure that is included in the registration statement, including the identification or evaluation of business combination targets, any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that Barclays claims no role in the SPAC’s business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Barclays did not assist with preparing or reviewing the Registration Statement or any of its underlying disclosure or any materials reviewed by the Company’s board of directors or management as part of the proposed business combination. In addition, Barclays claims no role in the proposed business combination and has no responsibility for any part of the Registration Statement.

6.	Disclose whether Barclays provided you with any reasons for the fee waiver. Please also tell us whether you are aware of any disagreements with Barclays regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Barclays was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Barclays is waiving such fees and disclaiming responsibility for the registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have revised the disclosure on pages 23, 107 and 147 of Amendment No. 2 to disclose that Barclays did not provide a reason for its waiver of the deferred underwriting fee. We are not aware of any disagreements with Barclays regarding the disclosure in the Registration Statement. We have added a new risk factor on page 107 of Amendment No. 2 in response to the Staff’s comment.

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June 28, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at +1.310.620.5750 (davidhernand@paulhastings.com) of this firm with any questions or comments regarding this correspondence.

Sincerely,

/s/ David Hernand
David Hernand of PAUL HASTINGS LLP

Enclosures

cc:	Kevin Nazemi, Chief Executive Officer, Digital Transformation Opportunities Corp.
Kyle Francis, Chief Financial Officer, Digital Transformation Opportunities Corp.
David Gould, Chief Financial Officer, American Oncology Network, LLC
Jonathan Ko, Esq., Paul Hastings LLP
Sahand Moarefy, Esq., Paul Hastings LLP
Brian Lee, Dentons US LLP
Ilan Katz, Dentons US LLP